P.E. 1/1/02

02012277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Contacts:

ASUR
Lic. Adolfo Castro
(52) 5-284-0408
acastro@asur.com.mx

AEROPUERTOS DEL SURESTE

Breakstone & Ruth

Luca Biondolillo
(646) 536-7012
Lbiondolillo@breakstoneruth.com

ASUR ANNOUNCES THE RESIGNATION OF CHIEF COMMERCIAL OFFICER

Mexico, D.F., January 28, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR)(NYSE: ASR; BVM: ASUR), announced that Ricardo Sanchez resigned from his position as chief commercial officer as of January 25. ASUR has already initiated the search for candidates to be presented to the Nominations and Compensations Committee.

Mr. Sanchez was in charge of the negotiations of commercial contracts for the airports managed by ASUR and the implementation of the second stage of the company's commercial strategy.

Furthermore, ASUR announced that on January 23, 2002, it was informed by the Mexican judicial authorities that Mexicana de Aviacion, Aeromexico and Aeromar, three Mexican-based airlines, have initiated a lawsuit against the Ministry of Communications and Transport (SCT) requesting that the registration of specific tariffs filed by ASUR in the second quarter of last year be declared void.

To date, the incremental amounts that the three airlines have refused to pay due to the tariff adjustment of June 1, 2001, is Ps. 3.9 million.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other "forward-looking" information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous

assumptions. Our forward-looking statements speak only as of the date they are made, and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

- ENDS -

BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC, C.P. 11000 MEXICO, D.F.
TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________

Name: Adolfo Castro Rivas

Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: January 30, 2002